Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

May 20, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom

Re: Office Depot, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 10, 2013

File No. 001-10948

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (the “Company” or “Office Depot”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 17, 2013 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-10948, filed on May 10, 2013 (the “Preliminary Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting the Preliminary Revised Proxy Statement on Schedule 14A, for filing under the Securities Exchange Act of 1934. The Preliminary Revised Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Preliminary Revised Proxy Statement that has been marked to show changes made to the Preliminary Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Preliminary Revised Proxy Statement, as filed via EDGAR submission concurrently with this letter and dated May 20, 2013.

General

1.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s Edgar Web Site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

The Company is not proceeding on a notice and access basis but rather will mail the revocation of consent materials to its shareholders. The Company hereby confirms that it will post its proxy materials on its website under the investor relations tab at http://investor.officedepot.com.

2.	Please fill in the blanks in the proxy statement.

The Company hereby confirms that it will complete the blanks in the consent revocation statement when the information becomes known.

Cover Letter

3.	Please revise your disclosure to explain your statement that the Company has a “thoughtfully developed and refined business plan.”

In response to the Staff’s comment, the Company has revised the disclosure in the cover letter.

Consent Revocation Statement, page 2

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for your statements that (a) “the election of the Starboard Nominees would bring unnecessary and harmful disruption to the business and operation of the Company…”, (b) “…when the Board’s efforts are best spent focused on …undertaking such other strategic alternatives as will maximize value for all the Company’s shareholders.” Additionally, explain what “other strategic alternatives you are referring to, unless you are referring to the potential transaction involving Office Depot de Mexico.

The Company has revised each of the statements indicated on page 1 and page 6.

5.	We note your statement that the “Board does not believe that issues such as Board representation and composition should be addressed through written consents solicited by a group of dissident opportunistic shareholders.” Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us supplementally the factual foundation for, or revise, such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. Please refer to Exchange Act Rule 14a-9. Apply this comment also to your disclosure on page 6 that “Starboard is manipulating the timing of its discussions with the Company to subvert the annual meeting process.”

In response to the Staff’s comments, the Company has revised the disclosure on page 6.

Reasons to Reject the Starboard Consent Proposals, page 5

6.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

•	Your statement that you “believe that [the Starboard Group Nominees] would cause significant disruption in the implementation of the Company’s strategic plan and to the proposed OfficeMax Merger to the potential detriment of the Company’s other shareholders.” (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that there “will” be a successful integration of Office Depot and OfficeMax. (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your belief that “Starboard may disrupt the business relationships that are necessary for the consummation of the Merger and a successful integration of the business.” (page 5)

In response to the Staff’s comment, the Company deleted the disclosure.

•	Your statement that the sale of your interest in Office Depot de Mexico “will increase the value of the Company.” (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your belief that “Starboard may disrupt the successful completion of this transaction” in reference to the Office Depot de Mexico transaction. (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that you are “...confident that [your] existing strategic plan will deliver long-term value...” to your shareholders. (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that your Board “is poised to capitalize on the Company’s strategic initiatives to maximize shareholder value.” (page 5)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that the “Starboard Consent Solicitation is an attempt to remove experienced directors with a proven track record in delivering on a strategic plan ...” (page 6)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statements that you believe that Starboard is attempting to “subvert the annual meeting process.” (page 6)

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that the Starboard nominees could “possibly disrupt the relationships developed with [OfficeMax].” (page 6). In this respect, we note that Starboard has stated in its consent solicitation that it is in favor of the proposed merger.

In response to the Staff’s comment, the Company has revised the disclosure.

•	Your statement that the proposed merger with OfficeMax is expected to result in annual cost synergies in the range of $400-$600 by the third year following the close of the merger. (page 6)

In response to the Staff’s comment, the Company has revised the disclosure.

7.	Please revise your disclosure to explain how the replacement of four current directors with the Starboard Nominees will disrupt, among other things, “other cost reduction and gross margin improvement plans” as you state on page 7.

In response to the Staff’s comment, the Company has revised the disclosure.

8.	Similarly, revise your disclosure to explain the concerns identified in the first bullet point on page 8.

In response to the Staff’s comment, the Company has revised the disclosure.

9.	Given that Starboard’s proposals 1-4 are not subject to or conditioned upon the effectiveness of any other proposal, please revise your disclosure to explain the reasons you opposed each Starboard proposal. When addressing proposal 1, please disclose whether you have adopted any bylaws that would be subject to repeal under the proposal.

In response to the Staff’s comments, the Company has revised the disclosure on page 8.

Solicitation of Consent Revocations, page 15

10.	Please describe the methods that you or Innisfree M&A Incorporated will use to solicit consent revocations. Please refer to Item 4(b)(1) of Schedule 14A. Please also be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c).

In response to the Staff’s comments, the Company has revised the disclosure on page 16.

11.	Please revise the first sentence under “Participants in the Solicitation” and in Annex A to remove doubt from the status of certain persons as participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

In response to the Staff’s comments, the Company has revised the disclosure on pages 17 and A-1.

Current Directors of the Company, page 17

12.	With respect to Messrs. Austrian and Colligan and Mesdames Evans, Gaines and Mason, please revise the disclosure to describe more specifically each person’s principal occupations and employment during the past five years. Please refer to Item 401(e)(1) of Regulation S-K. To the extent any of these persons is retired or was otherwise not employed during the past five years, please state so explicitly.

In response to the Staff’s comments, the Company has revised the disclosure on pages 18, 19 and 20.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan Lovells US LLP

On behalf of Office Depot, Inc. (the “Company”) and in connection with the filing of the Preliminary Revised Proxy Statement on Schedule 14 (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFFICE DEPOT, INC.

By:	/s/ Elisa D. Garcia C
Name:	Elisa D. Garcia C.
Title:	Executive Vice President, General Counsel and Corporate Secretary